Exhibit 1.2

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management.

Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors who have approved the consolidated financial statements.

Deloitte & Touche LLP are the independent registered chartered accountants of Sonde Resources Corp. The auditors have audited the consolidated financial statements as at and for the year ended December 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting Oversight Board (United States) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

(Signed) “Jack Schanck”
Jack Schanck
Chief Executive Officer

Calgary, Canada
March 25, 2011

2010 FS	Page 1

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Sonde Resources Corp.:

We have audited the accompanying consolidated financial statements of Sonde Resources Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sonde Resources Corp. and subsidiaries as at December 31, 2010 and December 31, 2009, and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

We draw your attention to Note 4 to the consolidated financial statements which describe the adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”, CICA Handbook Section 1601 “Consolidated Financial Statements” and CICA Handbook Section 1602 “Non-Controlling Interests”. Our opinion is not qualified in respect of this matter.

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $98.0 million during the year ended December 31, 2010 (2009 -$53.3 million), negative cash flows from operations of $1.8 million (2009 - $24.3 million) and had an accumulated deficit of $208.4 million as at December 31, 2010. These conditions, along with other matters as set forth in Note 1(c) indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

2010 FS	Page 2

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Canada
March 25, 2011

2010 FS	Page 3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Sonde Resources Corp.:

We have audited the internal control over financial reporting of Sonde Resources Corp. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended December 31, 2010 of the Company and our report dated March 25, 2011 expressed an unqualified opinion on those financial statements and contained emphasis of matter paragraphs regarding changes in accounting policies and material uncertainties that may raise significant doubt about the Company’s ability to continue as a going concern.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Canada
March 25, 2011

2010 FS	Page 4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.)

We have audited the consolidated statement of operations, comprehensive loss, and deficit and cash flows of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.) (the “Company”) for the year ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

(Signed) Meyers Norris Penny LLP

Independent Registered Public Accounting Firm

Calgary, Canada
April 29, 2009 (except as to Note 6 which is as of March 25, 2011)

2010 FS	Page 5

SONDE RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
As at December 31	2010	2009
(CDN$ thousands)
Assets (note 9)
Current
Cash and cash equivalents	2,649	3,305
Restricted cash (note 2)	--	1,364
Accounts receivable	7,147	11,340
Prepaid expenses and deposits	1,686	3,185
Assets of discontinued operations (note 6)	104,299	23,819
	115,781	43,013
Long term portion of prepaid expenses and deposits	555	878
Property, plant and equipment, net (notes 6, 8)	152,085	158,204
Assets of discontinued operations (note 6)	--	89,737
	268,421	291,832

Liabilities
Current
Accounts payable and accrued liabilities	18,126	26,443
Mariner swap liability (note 19)	12,433	--
Stock unit awards (notes 13, 17)	530	55
Revolving credit facility (note 9)	20,251	24,067
Convertible preferred shares (note 10)	14,797	--
Liabilities of discontinued operations (note 6)	15,212	1,793
	81,349	52,358
Convertible preferred shares (note 10)	--	15,301
Asset retirement obligations (note 11)	13,802	12,591
Liabilities of discontinued operations (note 6)	--	1,387
	95,151	81,637
Contingencies and commitments (note 19)
Going concern (note 1)

Shareholders' Equity
Share capital (note 13)	339,183	280,561
Equity portion of preferred shares (note 10)	12,682	1,969
Warrants (note 13)	303	76
Contributed surplus (note 13)	29,452	26,923
Deficit	(208,350)	(99,334)
	173,270	210,195
	268,421	291,832
See accompanying notes to the audited consolidated financial statements

On behalf of the Board,

(Signed) “Jack Schanck”                                 (Signed) “Kerry Brittain”
Jack Schanck                                         Kerry Brittain
Director and Chief Executive Officer                                          Director

2010 FS	Page 6

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
For the years ending December 31	2010	2009	2008
(CDN$ thousands, except per share amounts)
Revenue and other income
Petroleum and natural gas sales	36,880	34,582	75,730
Transportation	(1,304)	(810)	(771)
Royalties	(4,641)	(2,678)	(14,404)
	30,935	31,094	60,555
Gain on financial instrument (notes 17, 18)	3,197	--	300
	34,132	31,094	60,855
Interest and other income	165	1,676	545
	34,297	32,770	61,400

Expenses
Operating	13,036	13,546	14,197
General and administrative	12,014	13,507	14,090
Depletion, depreciation and accretion	27,743	33,599	39,347
Ceiling test impairment (note 8)	38,756	57,472	--
Stock based compensation (note 13)	2,960	3,057	6,397
Bad debt expense	852	145	218
Interest on preferred shares	940	1,387	1,390
Interest on credit facility	299	2,459	2,248
Foreign exchange (gain) loss	(744)	(2,413)	3,043
Loss on abandonment (note 11)	123	406	378
Loss on exchange of preferred shares (note 10)	172	--	--
Restructuring costs (note 2)	--	13,647	--
Interest on creditor claims and receiver advances (note 2)	--	698	--
Goodwill impairment (note 7)	--	--	10,365
	96,151	137,510	91,673
Loss before income taxes from continuing operations	(61,854)	(104,740)	(30,273)
Part VI.1 tax on preferred share dividends	470	--	--
Future income tax recovery (note 12)	--	(12,340)	(3,442)
Net loss from continuing operations	(62,324)	(92,400)	(26,831)
Net income (loss) from discontinued operations (note 6)	(35,676)	39,079	3,073
Net loss and comprehensive loss	(98,000)	(53,321)	(23,758)
Deficit, beginning of year	(99,334)	(46,013)	(22,255)
Incremental equity on exchange of preferred shares (note 10)	(11,016)	--	--
Deficit, end of year	(208,350)	(99,334)	(46,013)
Basic and diluted loss per share from continuing operations (note 13)	($1.02)	($2.61)	($0.89)
Basic and diluted income (loss) per share from discontinued operations (note 13)	($0.58)	$1.10	$0.10
Basic and diluted loss per share (note 13)	($1.60)	($1.51)	($0.79)
See accompanying notes to the audited consolidated financial statements

2010 FS	Page 7

SONDE RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ending December 31	2010	2009	2008
(CDN$ thousands)
Cash provided by (used in):
Operating
Net loss	(98,000)	(53,321)	(23,758)
Items not involving cash:
Depletion, depreciation and accretion	27,863	33,986	39,755
Stock based compensation	2,960	3,057	6,397
Ceiling test impairment	38,756	57,472	--
Impairment on assets held for sale (note 6)	31,893	--	--
Unrealized foreign exchange loss (gain)	363	(1,379)	532
Loss on abandonment	123	406	378
Loss on exchange of preferred shares	172	--	--
Accretion expense on preferred shares	163	502	444
Share dividends paid on preferred shares	--	453	946
Future income tax recovery	--	(14,731)	(3,027)
Gain on corporate acquisition	--	(8,523)	--
Gain on asset disposition	--	(35,636)	--
Loss on investment	--	258	--
Shares received for interest on bridge facility	--	(258)	--
Unrealized gain on financial instruments	--	--	(796)
Forfeiture of Nova Scotia offshore term deposits	--	--	416
Goodwill impairment	--	--	10,365
Asset retirement expenditures	(284)	(462)	(398)
	4,009	(18,176)	31,254
Changes in non-cash working capital (note 15)	(5,842)	(6,092)	(1,240)
	(1,833)	(24,268)	30,014
Financing
Issue of common shares, net of share issue costs	58,610	(15)	54,617
Exercise of stock unit awards	(20)	--	--
Revolving credit facility repayments	(23,987)	(43,263)	--
Revolving credit facility advances	20,171	24,067	25,479
Changes in non-cash working capital (note 15)	--	(607)	896
	54,774	(19,818)	80,992
Investing
Exploration and development expenditures	(85,517)	(104,597)	(119,819)
Change in restricted cash	1,242	(22,274)	--
Issue of Nova Scotia offshore term deposits	--	(27)	(608)
Acquisitions, net of cash and working capital acquired (note 7)	--	--	(22,565)
Cash proceeds from acquisition (note 6)	--	215	--
Proceeds from disposition (note 6)	--	155,706	--
Change in non-cash working capital (note 15)	30,740	13,390	21,675
	(53,535)	42,413	(121,317)
Decrease in cash and cash equivalents	(594)	(1,673)	(10,311)
Cash and cash equivalents, beginning of year	3,305	5,994	13,658
Effect of foreign exchange on cash and cash equivalents	(62)	(1,016)	2,647
Cash and cash equivalents, end of year	2,649	3,305	5,994
See accompanying notes to the audited consolidated financial statements

2010 FS	Page 8

SONDE RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(all tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Nature of operations and basis of presentation

	a)	Nature of operations

Sonde Resources Corp. (formerly Canadian Superior Energy Inc.)  (“Sonde” or the “Company”) is a Calgary, Alberta; Canada based diversified global energy company engaged in the exploration and production of oil and natural gas. The Company’s operations are located in Western Canada and North Africa. The Company is currently in the process of selling, in separate transactions, its operations offshore the Republic of Trinidad and Tobago (“Trinidad and Tobago”) and Liberty Natural Gas LLC (“Liberty”), a wholly owned subsidiary of the Company which has been involved in the development of a proposed liquefied natural gas project (the “LNG Project”) in U.S. federal waters offshore the state of New Jersey (Note 6).

	b)	Basis of presentation

The Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

On June 3, 2010, the Company’s shareholders approved the consolidation of the Company’s outstanding shares on a five for one basis effective on the close of business June 4, 2010. The effect of the consolidation was to reduce to one-fifth the number of common shares, warrants, stock options and stock unit awards outstanding. The number of shares into which the preferred shares are convertible were also reduced to one-fifth. In addition, the conversion price of the preferred shares, the weighted average exercise price and fair value per options, warrants and stock unit awards have been adjusted to five times the pre-consolidation prices. All share and per share amounts included in these financial statements have been adjusted retroactively for the consolidation.

	c)	Going concern

These consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As at and for the year ended December 31, 2010, the Company had net losses of $98.0 million (December 31, 2009 - $53.3 million), negative cash flows from operations of $1.8 million (December 31, 2009 - $24.3 million) and had an accumulated deficit of $208.4 million (December 31, 2009 - $99.3 million).  Whether and when the Company can complete the disposition of its Trinidad and Tobago assets (see Note 6(a)) is uncertain. This uncertainty may cast significant doubt about the Company’s ability to continue as a going concern. If the Trinidad and Tobago asset deal does not close, the Company intends to finance future Western Canada capital expenditures, to the extent it can, with existing cash flow and available debt capacity. In addition, the Company has limited its North Africa activities in compliance with the political issues and Libyan sanctions (See Note 19(c)(iii)) as required.  In addition, the Company will limit other expenditures during the interim period pending the final approval of the sale. The Company will work with a combination of strategic investors and/or public and private debt and equity markets to source funding.  Public and private debt and equity markets may not be accessible now or in the foreseeable future and, as such, the Company’s ability to obtain financing cannot be predicted with certainty at this time. Without access to financing, the Company may not be able to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern, and these adjustments may be material.

2010 FS	Page 9

2.	Creditor protection and Plan of Arrangement

On March 5, 2009, the Company made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA proceedings.

In addition to the Initial Order, on February 11, 2009, Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s participation interest in Block 5(c) Trinidad and Tobago pursuant to a court order granted by the Court. The Receiver assumed temporary operatorship of the Block 5(c) Trinidad and Tobago properties. This interim receivership had no effect on the creditors subject to the CCAA Initial Order.

On May 22, 2009, the Court established a claims procedure to determine all claims against the Company. The claims bar date expired on June 23, 2009 and the Company issued Notices of Acceptances or Rejections with respect to each claim submitted in the claims procedure by July 14, 2009.

Subsequently, on July 31, 2009, the Court established a process for dealing with claims that were filed after the June 23, 2009 claims bar date.

On August 17, 2009, the Company filed with the Court a Plan of Arrangement (the “Plan”). The purpose of the Plan was to affect a compromise and settlement of all affected claims in order to allow the Company to restructure its affairs for the benefit of all stakeholders, with a view to expediting the recovery of amounts owed to obtain payment in full for the affected creditors.

On July 10, 2009, the Court approved an Arrangement Agreement contemplating a plan wherein the Company would acquire all the issued and outstanding shares of Challenger Energy Corp. (“Challenger”) by the issuance of 0.102 shares of the Company in exchange for each share of Challenger. On September 9, 2009, an Annual and Special meeting of the Company’s shareholders was held at which time the shareholders voted in favour of the Arrangement Agreement. The shareholders of Challenger approved the Arrangement Agreement on August 7, 2009.

On September 11, 2009, the creditors approved the Plan under CCAA. On September 14, 2009, the Plan was sanctioned by the Court. The Plan was implemented following the various transactions that were completed on September 15, 2009. Accordingly, the Company emerged from CCAA protection. Total claims plus interest accepted and paid by the Company after the Plan implementation date was $81.2 million.

Upon emerging from CCAA, the Court Appointed Monitor (the “Monitor”) maintained a disputed claim balance on behalf of the Company. At December 31, 2010 all such disputed claims have been settled. All remaining balances held in trust were released by the Monitor to the Company.

2010 FS	Page 10

3.	Summary of accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian GAAP. The impact of material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) on the consolidated financial statements are disclosed in Note 20.

	(a)	Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies. All intercompany accounts and transactions have been eliminated.
	(b)	Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and investments in highly liquid short-term deposits with a maturity date, at date of issue, of less than ninety days.

	(c)	Measurement uncertainty

The timely preparation of the consolidated financial statements requires that management make estimates and assumptions, and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, stock based compensation, convertible preferred shares, valuation of property, plant and equipment and depreciation, depletion and amortization, purchase price allocation, income taxes and estimates of oil and gas reserves.

	(d)	Property, plant and equipment
(i) Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Canada, Trinidad and Tobago, and North Africa. The Company was also engaged in the LNG Project in the United States. The Company’s property, plant and equipment does not include costs associated with discontinued operations for Trinidad and Tobago and the LNG Project (Note 6). The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities. All costs incurred in relation to the Company’s international projects are considered to be in the preproduction stage and have been capitalized.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

2010 FS	Page 11

3.	Summary of accounting policies (continued)

(ii) Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production.  Unit rates are computed for unamortized exploration drilling and development costs using proved developed reserves before royalties and for unamortized leasehold costs using all proved reserves.  Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 100%.

(iii) Ceiling test

The Company performs a quarterly two-stage ceiling test. Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future net cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs. If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated net present value of future net cash flows from proved plus probable reserves. Any impairment is included in the statement of operations for the respective year.

	(e)	Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (Note 16). The accounts reflect only the Company’s proportionate interest in such activities.

	(f)	Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

	(g)	Revenue recognition

Revenue from the sale of natural gas, oil and natural gas liquids is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

	(h)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

2010 FS	Page 12

3.	Summary of accounting policies (continued)

	(i)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period. The “if converted” method is used for calculating diluted earnings per share for the convertible preferred shares.

	(j)	Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in determination of net income or loss.

	(k)	Stock based compensation

Under the Company’s stock option plan described in Note 13, options to purchase common shares are granted to directors, officers and employees at current market prices or higher on the date of grant.  Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model.  The expense is recognized on a straight-line basis over the vesting period of the option. The Company incorporates an estimated forfeiture rate in the option pricing model for stock options that will not vest. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

Stock unit awards are granted under the terms of the stock unit award agreement described in Note 13. A stock unit award is the right to receive a cash amount equal to the fair market value of one common share of the Company. These stock unit awards are only payable in cash. Obligations are accrued based on the vesting period of the stock unit awards using the market value of the Company’s common shares. The obligations are revalued each reporting period based on the change in the market value of the Company’s common shares and the number of vested options outstanding. The Company reduces the liability when the unit awards are surrendered for cash.

	(l)	Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to net income or loss in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(m)	Convertible preferred shares

The Company’s convertible debt instruments are segregated into their debt and equity components at the date of issue, based on the relative fair market values of these components in accordance with the substance of the contractual agreements. The debt component of the instruments is classified as a liability, and recorded at the present value of the Company’s obligation to make future interest payments in cash or in a variable number of shares and  to settle the redemption value of the instrument in cash or at a fixed amount of approximately 33.33 common shares per one preferred share. The carrying value of the debt component is accreted to the original face value of the instruments, over their deemed life, using the effective interest method. The conversion option, which makes up the equity component of the instruments, is recorded using the residual value approach.

2010 FS	Page 13

3.	Summary of accounting policies (continued)

	(n)	Financial instruments

Financial assets and liabilities held for trading are measured at fair value with changes in those fair values recognized in the statement of operations.  Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans and other receivables and other financial liabilities are measured at amortized cost using the effective interest method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to the statement of operations.

Fair value measurements are classified according to the following hierarchy based on the amount of observable inputs used to value the instrument.

		Level 1 –	Quoted prices are available in active markets. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 –
Pricing inputs are other than quoted prices in an active market included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

		Level 3 –	Valuation at this level are those inputs for the asset or liability that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

4.	Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations. This section establishes principles and requirements of the acquisition method for business combinations and related disclosures. The acquisition of Challenger was accounted for in accordance with CICA section 1582 (Note 6).

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Adoption of the statement did not have a material impact on the Company’s statement of operations.

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

5.	Disposition

On February 18, 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility with its former bank during CCAA.

2010 FS	Page 14

6.	Discontinued operations

	a)	Trinidad and Tobago

On December 22, 2010 the Company entered into an agreement with Niko Resources Ltd. (“Niko”) to sell its remaining 25% interest in Block 5(c) and its Mayaro-Guayaguayare block (“MG Block”) exploration and production license for an aggregate purchase price of US$87.5 million. Due to the large capital expenditure requirements and an unclear development timeline, the Company determined that selling its interests in Trinidad and Tobago would best capitalize the Company to pursue its future growth plans in Western Canada and North Africa. The purchase price is to be satisfied via US$75.5 million and the assumption of the Company’s performance guarantee provided for the MG Block of US$12.0 million. On February 8, 2011, as part of the agreement, the Company issued a US$20.0 million debenture to Niko. The debenture accrues interest at 6.0% per annum and is secured against the Company’s Block 5(c) interests. Upon closing of the agreement, the US$20.0 million will be applied against the proceeds of US$75.5 million. If the agreement does not close, the Company will be required to repay the US$20.0 million plus accrued interest to Niko. The closing of this agreement will result in the Company reclaiming US$20.0 million held as restricted cash with BG International Limited (“BG”) that was required under the CCAA Plan of Arrangement (Notes 2, 19). The Niko sale agreement closing is subject to the satisfaction of certain conditions including approval from the Trinidad and Tobago Ministry of Energy and Energy Industries. To date, the Company has not received the approval.

The following summarizes the acquisition and disposition presented as discontinued operations of Trinidad and Tobago:

		(i)	Challenger acquisition

On September 15, 2009, the Company completed the acquisition of Challenger for consideration of approximately 5.5 million common shares of the Company. The acquisition of Challenger allowed the Company to sell a 45% interest in Block 5(c) to BG for sufficient proceeds to satisfy its creditor claims, thereby allowing the Company to emerge successfully from CCAA. It also ensured the Company retained a 25% interest in Block 5(c). The Company acquired control of Challenger through the execution of a court and shareholder approved plan of arrangement.  The Company recorded a gain on corporate acquisition due to the fair value of the net identifiable assets and liabilities assumed by the Company exceeding the total consideration paid.  The purchase price for this transaction has been allocated as follows:

Consideration
Common shares (5,545,669)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

2010 FS	Page 15

6.	Discontinued operations (continued)

	(ii)	Block 5(c) disposition

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 1, 2009 between the Company and Centrica Resources Limited. On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) for gross proceeds of US$142.5 million. The sale was executed as part of the Company’s CCAA Plan of Arrangement (Note 2).

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
Net assets	(111,008)
Gain on disposition	35,636

b)	LNG Project

On February 22, 2011, the Company completed the sale of Liberty which owns a 100% working interest in the LNG Project to an entity related to West Face Capital Inc. (“West Face”). The sale of the LNG Project was initiated with West Face in alignment with the Company’s strategy of focusing on the development of its interests in Western Canada and North Africa. Pursuant to the sale, the Company received US$1.0 million for reimbursable costs between January 1, 2011 and the date of closing. The Company is entitled to receive deferred cash consideration of US$12.5 million payable upon West Face’s first successful gas delivery. No amounts have been recorded in these consolidated financial statements related to this contingent consideration.

At December 31, 2010, the Company evaluated the carrying amount of the LNG Project compared to the fair value less cost to sell resulting in a $31.9 million impairment.

c)	Financial information from discontinued operations

The assets and liabilities of discontinued operations presented on the consolidated balance sheets are as follows:

	Trinidad and Tobago		LNG Project		Total
As at December 31	2010	2009	2010	2009	2010	2009
(CDN$ thousands)
Assets
Restricted cash	19,892	20,910	--	--	19,892	20,910
Accounts receivable	--	2,824	--	--	--	2,824
Prepaid expenses and deposits	20	48	36	37	56	85
Property, plant and equipment, net	84,351	69,998	--	19,739	84,351	89,737
	104,263	93,780	36	19,776	104,299	113,556

Liabilities
Accounts payable and accrued liabilities	12,638	752	1,069	1,041	13,707	1,793
Asset retirement obligations	1,505	1,387	--	--	1,505	1,387
	14,143	2,139	1,069	1,041	15,212	3,180

2010 FS	Page 16

6.	Discontinued operations (continued)

Net income (loss) from discontinued operations reported in the consolidated statement of operations, comprehensive loss and deficit is as follows:

	Trinidad and Tobago			LNG Project			Total
For the years ending December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008
(CDN$ thousands)
Revenue and other income
Interest and other income	109	38	155	--	--	--	109	38	155
Gain on corporate acquisition	--	8,523	--	--	--	--	--	8,523	--
Gain on asset disposition	--	35,636	--	--	--	--	--	35,636	--
	109	44,197	155	--	--	--	109	44,197	155
Expenses
General and administrative	728	--	--	--	--	--	728	--	--
Depreciation and accretion	120	387	408	--	--	--	120	387	408
Impairment on assets held for sale	--	--	--	31,893	--	--	31,893	--	--
Bad debt expense	1,846	16	--	--	--	--	1,846	16	--
Foreign exchange loss (gain)	1,171	(272)	(3,065)	27	(128)	(676)	1,198	(400)	(3,741)
Restructuring costs	--	5,174	--	--	--	--	--	5,174	--
Interest on creditor claims and receiver advances	--	1,938	--	--	136	--	--	2,074	--
Loss on investment	--	258	--	--	--	--	--	258	--
	3,865	7,501	(2,657)	31,920	8	(676)	35,785	7,509	(3,333)
Income (loss) before income taxes	(3,756)	36,696	2,812	(31,920)	(8)	676	(35,676)	36,688	3,488
Future income tax recovery (expense)	--	2,391	(462)	--	--	47	--	2,391	(415)
Net income (loss) from discontinued operations	(3,756)	39,087	2,350	(31,920)	(8)	723	(35,676)	39,079	3,073

7.	Business combination

On March 26, 2008, the Company closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and credit facility advances.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (1,530,373)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

2010 FS	Page 17

7.	Business combination (continued)

The Company reviewed the valuation of goodwill at December 31, 2008 and determined that the fair value of the reporting entity had declined. Based on this review, an impairment of goodwill of $10.4 million has been recorded as a non-cash charge to the consolidated statement of operations at December 31, 2008.

8.	Property, plant and equipment, net

	December 31, 2010			December 31, 2009
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	415,918	(311,132)	104,786	399,954	(245,884)	154,070
North Africa	46,900	--	46,900	3,558	--	3,558
	462,818	(311,132)	151,686	403,512	(245,884)	157,628
Corporate assets	1,659	(1,260)	399	1,570	(994)	576
Total PP&E(1)	464,477	(312,392)	152,085	405,082	(246,878)	158,204
(1)
As at December 31, 2010, the Company reclassified its Trinidad and Tobago and United States net property, plant and equipment of $84.3 million (2009 - $89.7 million) to assets of discontinued operations (Note 6).

The calculation of depletion and depreciation included an estimated $11.2 million (December 31, 2009 - $13.2 million) for future development capital associated with proven undeveloped reserves and excluded $133.8 million (December 31, 2009 - $123.0 million) related to unproved properties and projects under development.  Of the costs excluded $2.6 million (December 31, 2009 - $9.0 million) relates to Western Canada, nil (December 31, 2009 - $20.7 million) to East Coast Canada, $46.9 million (December 31, 2009 – $3.6 million) for offshore North Africa and $84.3 million (December 31, 2009 - $89.7 million) to discontinued operations related to Trinidad and Tobago and the LNG Project.

During the year ended December 31, 2010, the Company capitalized $5.4 million of general and administrative expenses (2009 - $2.2 million) related to exploration and development activities of continuing operations and $12.9 million of general and administrative expenses (2009 - $8.7 million) related to exploration and development activities of discontinued operations.

During the year ended December 31, 2010, the Company applied ceiling tests to its petroleum and natural gas properties. The application of these tests required impairment adjustments of $38.8 million (December 31, 2009 – $57.5) to the carrying value of the Company’s Canadian petroleum and natural gas properties. The prices used in the December 31, 2010 ceiling test evaluation of the Company’s oil and gas assets are summarized in the following chart:

	Crude Oil		Natural Gas
	West Texas Intermediate (US$/bbl)	Edmonton Par Price (Cdn$/bbl)	AECO Gas Price (Cdn$/mmbtu)
2011	88.00	86.22	4.16
2012	89.00	89.29	4.74
2013	90.00	90.92	5.31
2014	92.00	92.96	5.77
2015	95.17	96.19	6.22
2016-2020 (1)	102.72	103.89	6.90
Thereafter (2)	2.0%	2.0%	2.0%
(1)	Prices shown are the average over the period
(2)	Percentage change of 2.0% represents the change in the future prices each year after 2020 to the end of the reserve life.

2010 FS	Page 18

9.	Revolving credit facility

As at December 31, 2010, the Company had drawn $20.3 million (December 31, 2009 – $24.1 million) against the $40.0 million (December 31, 2009 - $40.0 million) demand revolving credit facility (“Credit Facility A”) at a variable interest rate of prime plus 0.75% (December 31, 2009 – prime plus 0.75%). Credit Facility A is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. Credit Facility A has covenants, as defined in the Company’s credit agreement, that require the Company to maintain its working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from Credit Facility A nor domestic cash flow while Credit Facility A is outstanding.

On February 22, 2011, the Company obtained an additional $20.0 million development demand loan (“Credit Facility B”) at a variable interest rate of 50 basis points above the variable interest rate on Credit Facility A. Credit Facility B will be used to assist in the acquisition of producing petroleum and natural gas reserves and/or development of proved producing/undeveloped petroleum and natural gas reserves. Subject to availability, review, and the Company’s creditor’s right of demand, principle and interest shall be repaid over the half-life of the reserves being financed.

As at December 31, 2010, the Company was in violation of one of its debt covenants. This covenant placed a ceiling on foreign expenditures which has been exceeded with the pending approval of the Trinidad and Tobago asset sale. The Company sought and received a waiver from its lender on this violation and it does not impact the Company’s borrowing ability.

The Company is subject to the next semi-annual review of its credit facilities on or before April 30, 2011.

10.	Convertible preferred shares

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011, the conversion price was reduced from US$12.50 to US$3.00 and the conversion of 150,000 preferred shares into common shares was increased from 1,200,000 to 5,000,000. The terms of the dividend payment under the Series B Shares remain unchanged from the Series A Shares whereby the Company can elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. The dividend rate shall be increased by 1/30 of 1% per day restricted to the 150 day period after December 31, 2010 resulting in a maximum applicable annual rate of 6.25% and thereafter reverts to 5.0%. In addition, the Company granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share expiring December 31, 2011. The Series B shares are redeemable by the Company on or after December 31, 2011 and retractable by the Series B shareholders on December 31, 2011. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$3.00 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered.

The Company recorded the exchange of the Series A Shares for the Series B Shares as a deemed settlement of the Series A Shares. The liability component of the Series B Shares was recorded at their new fair value based on the revised terms. The increase in the liability of $0.2 million on February 3, 2010, was charged to earnings during the year ended December 31, 2010. The incremental equity attributable to the change in the conversion feature and the issuance of common share purchase warrants has been recorded as a capital transaction resulting in an increase in the carrying value of the equity component of $10.7 million and an increase to warrants of $0.3 million with an offset of $11.0 million to the Company’s deficit.

During the year ended December 31, 2010, the Company elected to pay cash as opposed to common shares to satisfy its quarterly preferred shares dividend requirements.

The following table summarizes the carrying value of the liability and equity component of the convertible preferred shares:

2010 FS	Page 19

10.	Convertible preferred shares (continued)

	Liability component	Equity component
Balance, December 31, 2008	17,194	2,320
Foreign exchange	(2,395)	--
Accreted non-cash interest	502	--
Expired warrants	--	(351)
Balance, December 31, 2009	15,301	1,969
Foreign exchange	(839)	--
Accreted non-cash interest	163	--
Loss on exchange of shares	172	--
Incremental equity on exchange of shares	--	10,713
Balance, December 31, 2010	14,797	12,682

11.	Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	December 31 2010	December 31 2009
Balance, beginning of year	12,591	11,489
Liabilities settled	(213)	(56)
Liabilities incurred	--	153
Accretion expense	987	876
Revisions in estimated cash flows	437	129
Balance, end of year	13,802	12,591
(1)	As at December 31, 2010, the Company reclassified its Trinidad and Tobago ARO of $1.5 million (2009 - $1.4 million) to discontinued operations.

The following significant assumptions were used to estimate the asset retirement obligation:

	December 31 2010(1)	December 31 2009(1)
Undiscounted cash flows	23,367	20,983
Credit adjusted discount rate (%)	7.78	7.78
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	7.28	6.75
(1)	Amounts disclosed do not include Trinidad and Tobago discontinued operations.

2010 FS	Page 20

12.	Future income taxes

The Company's computation of future income tax recovery is as follows:

For the years ended December 31	2010	2009	2008
Loss before income taxes from continuing operations	(61,854)	(104,740)	(30,273)
Combined federal and provincial income tax rate (%)	28.0	29.0	29.5
Computed income tax recovery	(17,319)	(30,374)	(8,931)
Increase (decrease) resulting from:
Non deductible items	176	(688)	--
Valuation allowance	13,295	13,925	--
Impairment of goodwill	--	--	3,058
Stock based compensation	829	887	1,888
Tax adjustment – rate change	3,279	3,212	624
Tax pool amendments	--	707	(81)
Other	(260)	(9)	--
	--	(12,340)	(3,442)

Future tax for continuing and discontinuing operations is comprised of:

	December 31 2010	December 31 2009
Non-capital loss carry forwards	13,684	17,930
Asset retirement obligations	3,827	3,495
Share issue costs	1,167	1,790
Net book value in excess of tax basis	20,036	(3,991)
Valuation allowance	(38,903)	(19,224)
Other	189	--
	--	--

As at December 31, 2010, the Company had approximately $302.1 million in tax pools (December 31, 2009 - $236.9 million) and $54.7 million in non-capital losses (December 31, 2009 - $71.7 million) available for deduction against future taxable income.

Non-capital losses expire as follows:

2011 – 2020	--
2021 – 2025	65
2026 – 2030	54,672
54,737

2010 FS	Page 21

13.	Share capital

	(a)	Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

	(b)	Common shares and warrants issued

	December 31, 2010		December 31, 2009
	Number (thousands)	Amount	Number (thousands)	Amount
Share capital, beginning of year	39,411	280,561	33,729	261,845
Issued upon private placement	22,885	59,501	--	--
Issued upon acquisition of Challenger	--	--	5,546	22,183
Issued upon the exercise of warrants	5	25	30	146
Issued for preferred share dividend	--	--	106	453
Issue costs, net of future tax reduction	--	(904)	--	(66)
Tax benefits renounced on flow-through shares	--	--	--	(4,000)
Share capital, end of year	62,301	339,183	39,411	280,561

Warrants, beginning of year	825	76	875	3,946
Issued in exchange of preferred shares	500	303	--	--
Assumed upon acquisition of Challenger	--	--	1,985	147
Exercised in exchange for common shares	(10)	(12)	(60)	(71)
Expired	(815)	(64)	(1,975)	(3,946)
Warrants, end of year	500	303	825	76

On February 3, 2010, as part of the exchange of the preferred shares, the Company issued 500,000 common share purchase warrants expiring December 31, 2011, exercisable at a price of US$3.25 for each common share.

On January 19, 2010, the Company completed a private placement of 22,884,848 common shares at $2.60 per share for gross proceeds of $59.5 million.

On September 15, 2009, the Company issued 5,545,669 common shares to acquire Challenger. As part of the transaction, the Company assumed 1,985,000 purchase warrants which are exercisable at a proportionally adjusted exercise price for that portion of a common share of the Company. The warrants have an exercise price ranging from $0.25 to $22.00 per purchase warrant. As at December 31, 2010, none of the assumed purchase warrants remain outstanding. Since the warrants were issued, 1,915,000 have expired and 70,000 were exercised.

(c)	Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

2010 FS	Page 22

13.	Share capital (continued)

	December 31, 2010		December 31,2009		December 31,2008
	Number of options (thousands)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)
Balance, beginning of year	1,978	9.10	3,291	11.90	3,098	11.35
Granted	982	3.08	916	3.30	535	16.25
Cancelled	(258)	11.90	(1,337)	11.35	(55)	16.30
Forfeited	(792)	8.67	(892)	11.05	(43)	16.20
Exercised	--	--	--	--	(244)	11.30
Balance, end of year	1,910	5.78	1,978	9.10	3,291	11.90

The following table summarizes stock options outstanding under the plan at December 31, 2010:

	Options outstanding			Options exercisable

Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)
3.05-5.00	1,423	9.41	3.12	589	3.11
5.01-7.50	33	1.55	7.20	33	7.20
7.51-10.00	70	4.09	9.06	70	9.06
10.01-12.50	104	5.53	11.35	104	11.35
12.51-15.00	--	--	--	--	--
15.01-17.50	255	7.15	15.98	210	16.04
17.51-20.00	25	7.67	18.98	17	18.98
3.05-20.00	1,910	8.54	5.78	1,023	7.40

The following table summarizes stock options outstanding under the plan at December 31, 2009:

	Options outstanding			Options exercisable

Exercise price ($)	Number of options (thousands)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options (thousands)	Weighted average exercise price($)
3.00-5.00	887	9.86	3.20	--	--
5.01-7.50	38	2.65	7.21	38	7.21
7.51-10.00	97	4.81	8.90	97	8.90
10.01-12.50	270	6.54	11.40	270	11.40
12.51-15.00	186	7.74	13.73	181	13.76
15.01-17.50	375	8.12	15.92	187	15.88
17.51-20.00	125	8.16	19.00	55	19.00
3.00-20.00	1,978	8.39	9.10	828	12.94

(d)	Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

2010 FS	Page 23

13.	Share capital (continued)

The following table reconciles the Company’s contributed surplus:

	December 31, 2010	December 31, 2009
Balance, beginning of year	26,923	19,624
Issuance of stock options	2,465	3,002
Expiry of warrants	64	4,297
Balance, end of year	29,452	26,923

The fair value of options granted during the year was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

For the years ending December 31	2010	2009	2008
Risk free interest rate (%)	2.1	2.7	4.1
Expected life (years)	5.0	5.0	5.0
Expected dividend yield (%)	--	--	--
Expected volatility (%)	122.8	78.1	65.9
Weighted average fair value of options granted ($)	2.54	2.05	7.90

(e)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 82,619 shares on the open market under the ESSP during the year ended December 31, 2010 (2009 – 36,630).

(f)	Stock unit awards

As at December 31, 2010, the Company has issued 729,800 stock unit awards to the Company’s executive officers and Board of Directors. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company.  The stock units have time and share based performance vesting terms which vary depending on whether the holder is an executive officer or director.  If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.  As of December 31, 2010, the Company recorded a liability of $0.5 million to recognize the fair value of the vested stock units (December 31, 2009 - $0.1 million).

On June 3, 2010, 5,666 stock unit awards were exercised and 23,334 expired due to the departure of a former director of the Company.

On January 12, 2011, the Company issued 211,900 stock unit awards to members of the Board of Directors and 288,000 stock unit awards to the Chief Operating Officer of the Company.

2010 FS	Page 24

13.	Share capital (continued)

	(g)	Basic and diluted income (loss) per share

For the years ending December 31	2010	2009	2008
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	61,106	35,381	30,138
Income (loss) per share Basic and diluted from continuing operations	($1.02)	($2.61)	($0.89)
Basic and diluted from discontinued operations	($0.58)	$1.10	$0.10
	($1.60)	($1.51)	($0.79)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

For the years ending December 31	2010	2009	2008
(thousands)
Stock options	1,910	1,978	3,291
Convertible preferred shares – Series A	--	1,200	1,200
Convertible preferred shares – Series B	5,000	--	--
Warrants	500	825	875

14.	Capital disclosures

The Company’s primary objectives in managing its capital structure are to:

	•	Maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;
	•	Maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and
	•	Maximize shareholder returns

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has currently not established fixed quantitative thresholds for such metrics. Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs and disposing of assets.

The Company’s capital structure consists of the following:

	December 31, 2010	December 31, 2009
Working capital deficit (surplus)(1)	(34,432)	9,345
Long term convertible preferred shares	--	15,301
Share capital	339,183	280,561
Equity portion of preferred shares	12,682	1,969
Warrants	303	76
Contributed surplus	29,452	26,923
Deficit	(208,350)	(99,334)
Total capital	138,838	234,841
(1) Amounts include working capital related balances disclosed under discontinued operations (Note 6)

2010 FS	Page 25

15.	Supplemental cash flow information

	a)	Changes in non-cash working capital

For the years ending December 31	2010	2009	2008
Accounts receivable	7,017	55,017	(32,733)
Bridge facility receivable	--	14,000	(14,000)
Prepaid expenses and deposits	323	174	(873)
Long term portion of prepaid expenses and deposits	1,528	(151)	582
Accounts payable and accrued liabilities	3,597	(62,349)	68,355
Mariner swap liability	12,433	--	--
Change in non-cash working capital(1)	24,898	6,691	21,331
(1) Amounts include non cash working capital related balances disclosed under discontinued operations (Note 6)

Change in non-cash working capital relates to the following activities:

	2010	2009	2008
Operating	(5,842)	(6,092)	(1,240)
Financing	--	(607)	896
Investing	30,740	13,390	21,675
	24,898	6,691	21,331

b) Other cash flow information

	2010	2009	2008
Interest paid	299	2,459	2,248
Interest paid on creditor claims and receiver advances(1)	--	2,772	--
(1) Amounts include balances disclosed under discontinued operations (Note 6)

16.	Related party transactions

On September 15, 2009, the Company acquired all the issued and outstanding common shares of Challenger for consideration of approximately 5.5 million shares of the Company. Challenger was a company which the Company’s former Executive Chairman and director was a shareholder and a director until October 2008. At the time of the transaction, Challenger was no longer considered a related party. Prior to the acquisition, the Company carried a receivable in the amount of $37.8 million and a $14.0 million bridge facility receivable. These receivables pertain to costs incurred on the Company’s Block 5 (c) project in Trinidad and Tobago under normal industry terms and conditions. In addition, prior to the acquisition, the Company carried an accrued interest receivable of $0.9 million from Challenger. The interest payable to the Company was based on an interest rate of 10% per annum on any outstanding balance on the bridge facility. Challenger was permitted to pay interest incurred in common shares. Challenger issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. Upon any drawdown of any amounts of the bridge facility, Challenger was obligated to issue a predetermined amount of non-transferable warrants to the Company. Challenger issued 500,000 non-transferable share purchase warrants to the Company which expired unexercised October 2, 2009.

On February 27, 2009, Challenger obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was obtained after the Challenger Board of Directors determined the company was unable to continue to make required payments under a participation agreement with the Company and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with the Company.

During the year ended December 31 2009, the Company paid $0.1 million on industry terms, for equipment rentals to a company controlled by the former Executive Chairman and director of the Company.  Also during 2009, the Company invoiced $0.1 million to this related party company for payroll services. Subsequent to March 31, 2009, the Company no longer provides payroll services to this company.

2010 FS	Page 26

17.	Financial instruments

Cash and cash equivalents and restricted cash are classified as financial assets held for trading and are measured at their fair value. Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss.

Accounts receivables are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.

Accounts payable and accrued liabilities, the Mariner swap liability, revolving credit facility and the liability component of the convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest method.

Derivatives and stock unit awards are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation at each reporting period are recorded to net income or loss.

The Company uses a fair value hierarchy to categorize the inputs used to measure the fair value of its financial instruments. Cash and cash equivalents and restricted cash are transacted in active markets and have been classified using Level 1 inputs. Stock unit awards do not transact in an active market and the value is indexed using the Company’s share price as the main input. Therefore, the awards have been classified as Level 2.

The convertible preferred shares have little or no market activity to support the fair value and have been classified using Level 3 inputs. For all other assets and liabilities the carrying value approximates the fair value. There was $0.9 million recognized as interest expense related to the convertible preferred shares (December 31, 2009 - $1.4 million). A loss of $0.2 million was recognized on the exchange of the Series A for Series B shares. Note 10 describes the valuation technique used to measure the fair value of the convertible preferred shares.

18.	Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

	a)	Credit risk

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at December 31, 2010, the maximum credit risk exposure is the carrying amount of cash and cash equivalents of $2.6 million (December 31, 2009 – $3.3 million), restricted cash of $19.9 million (December 31, 2009 – $22.3 million) and accounts receivables of $7.1 million (December 31, 2009 – $14.2 million). As at December 31, 2010, the Company’s accounts receivables consisted of $3.2 million (December 31, 2009 - $6.7 million) of Western Canada joint interest billings, nil (December 31, 2009 - $2.5 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, and $3.9 million (December 31, 2009 - $5.0 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $3.0 million (December 31, 2009 - $0.4 million).

2010 FS	Page 27

18.	Risk management (continued)

	b)	Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At December 31, 2010, the Company has US$1.7 million in cash and cash equivalents (December 31, 2009 – US$0.6 million), US$20.0 million in restricted cash (December 31, 2009 – US$20.9 million), nil (December 31, 2009 – US$2.4 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$0.3 million (December 31, 2009 – US$1.0 million) of Block 5(c) payables, US$12.0 million (December 31, 2009 – nil) of MG Block payables, US$20.4 million (December 31, 2009 – nil) of Tunisia payables, US$2.2 million (December 31, 2009 – US$0.5 million) of LNG Project payables, and US$14.9 million (December 31, 2009 – US$14.6 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

The Company’s exposure to foreign currency exchange risk on its net loss and comprehensive loss, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- 10% is $2.8 million. This analysis assumes all other variables remain constant.

	c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2010. The Company’s exposure to fluctuations in interest expense on its net loss and comprehensive loss, assuming reasonably possible changes in the variable interest rate of +/- 1% is $0.2 million. This analysis assumes all other variables remain constant.

	d)	Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The following commodity price risk contract was in place during the year ended December 31, 2010:

Term	Contract	Volume (GJs/d)	Fixed price ($/GJ)	2010 realized gains
January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$3,197

The following natural gas price risk contract was in place during the year ended December 31, 2008:

Term	Contract	Volume (GJs/d)	Fixed price ($/GJ)	2008 realized losses
February 1, 2008 – October 31, 2008	Swap	2,000	$7.05	($496)

On February 14, 2011, the Company entered into the following commodity price swap agreement:

Term	Contract	Volume (GJs/d)	Fixed price ($/GJ)
March 1, 2011 – December 31, 2011	Swap	5,000	$4.11

In exchange for receiving the fixed price on the February 14, 2011 swap agreement, the Company sold a call option on 250 bbls per day at US$100 per bbl commencing March 1, 2011 through to December 31, 2012.

e)	Liquidity risk

The Company generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

2010 FS	Page 28

18.	Risk management (continued)

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes. A significant decrease in commodity prices could materially impact the Company's future cash flow from operations and liquidity. In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under its credit facilities, therefore reducing funds available for Western Canadian investment, and in some instances, requiring a portion of the credit facilities to be repaid. The Company has entered into risk management contracts to mitigate commodity prices. Management continues to review various other risk mitigating options. The Company’s future liquidity is also dependent on its ability to close its proposed sale of its Trinidad and Tobago interests. In the event the proposed sale does not take place, the Company will be required to defer a significant portion of Western Canada’s drilling program and activities in North Africa. The Company’s 2011 exploration and development program for Western Canada will be financed through a combination of cash flow from operations, credit facility utilization and expected proceeds from the disposition of its Trinidad and Tobago assets. International operations will be funded to a certain extent of cash flow from operations in accordance with the Company’s credit facility covenants and through additional equity financings, potential farm outs or joint ventures.

19.	Contingencies and commitments

	a)	Block 5(c) Trinidad and Tobago

At December 31, 2010, BG held in escrow for the Company US$20.0 million whereby the Company must maintain the lesser of US$20.0 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator, the Government of Trinidad and Tobago and the closing of the proposed sale of the Company’s 25% working interest to Niko.

	b)	MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the MG Block and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with The Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program.

The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. This request has been denied. The Government has suggested a partnering by the Company in a seismic program earmarked by Petrotrin for its land holdings. The partnering would guarantee the Company has access to the seismic data and an opportunity to participate in other proposed exploration activities set out by Petrotrin.

The Company’s proposed agreement with Niko to sell its remaining interest in Block 5(c) and the MG Block includes the assumption of the performance guarantee. As at December 31, 2010 the Company has recognized the US$12.0 million performance guarantee as a liability of its discontinued operations (Note 6). Under the circumstances whereby the agreement with Niko is not finalized, the Company may be required to pay the performance security amount in order to relinquish the MG Block. The Niko sale agreement closing is subject to the satisfaction of certain conditions including approval from the Trinidad and Tobago Ministry of Energy and Energy Industries. To date, the Company has not received the approval.  After closing, the Company will cease all operations in Trinidad and completely exit the country.

2010 FS	Page 29

19.	Contingencies and commitments (continued)

	c)	North Africa

		(i)	7th of November block

On August 27, 2008, the Company entered into the 7th of November Block Exploration and Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 500 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49.0 million to secure its minimum work program obligations. Under the EPSA, the Company has agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation was secured by a fully insured bank guarantee for US$15.0 million to Joint Oil payable if a rig is not moved on location by November 26, 2010.

In April 2010, the Company signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig for drilling the Zarat 1 North appraisal well during the fourth quarter of 2010. The Assignment and Transfer Agreement required the payment of US$2.0 million for the Company’s share of third party rig demobilization costs as well as a deposit of US$6.8 million to be held as security for the due performance of the Company’s share of the obligations.

The Company moved the rig on location prior to November 26, 2010, and completed drilling and production testing of the appraisal well on the Zarat discovery extension and the deposit of US$6.8 million was drawn down to nil. On January 11, 2011, the Company temporarily abandoned the appraisal well in a manner allowing it to be utilized for future development purposes. The completion of the drilling and production testing has satisfied all requirements under the EPSA regarding the appraisal well resulting in the relinquishment of the US$15.0 million bank guarantee.

		(ii)	Political issues and Libyan sanctions

The governments of Tunisia and Libya are in political turmoil. During January 2011, protests in Tunisia led to the overthrow of the government. The Company safely evacuated it’s personnel and the rig and equipment without incident as the turmoil in Tunisia began. Election of a new national constituent assembly is scheduled to take place on July 24, 2011. While relative calm has been restored, uncertainty remains over the future direction of the country. Similarly, widespread protests over the government in Libya have occurred and a state of war exists between government and opposition forces. This has led to the cessation of oil production in the country and military intervention by Western forces. On February 26, 2011, the United Nations imposed sanctions on the Libyan government followed by consequent actions of the Canadian Government pursuant to the Special Economics Measures Act (Canada). While this turmoil has not had a direct impact on the Company’s 7th of November Block current activities it may significantly and adversely affect the Company including the functioning of Joint Oil, the pace of future development plans and activities, the ability to secure supplies and personnel, make payments to Joint Oil and the ability to attract joint venture partners or financing.

All of the activity related to this concession will be monitored by the Company to ascertain the impact, if any, of the turmoil in Tunisia and Libya and the impact, if any, of the Libyan Sanctions.
		(iii)	Swap agreement

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in the Company's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no well has been drilled on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. On December 31, 2010, the Mariner Block license lapsed resulting in the Company no longer holding any interest in offshore Nova Scotia, Canada. As a result, Joint Oil would be eligible to exercise its option on or after August 27, 2011.

2010 FS	Page 30

19.	Contingencies and commitments (continued)

		(iv)	Canadian Sahara Energy Inc.

In July 2008, the Company entered into a Participation Agreement (“PA”) to use reasonable efforts to transfer a 50% interest to Canadian Sahara Energy Inc. (“Canadian Sahara”) upon execution of the EPSA. The interest is to be held in trust until Canadian Sahara is recognized as a party to the EPSA. Canadian Sahara is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees. On July 5, 2010, the Company and Canadian Sahara finalized a Joint Operating Agreement (“JOA”) to govern the conduct of operations between the parties. In addition, the two parties entered into a Clarification Agreement which, among other matters, gave Canadian Sahara until September 15, 2010 to pay its share of costs, plus interest, incurred after April 1, 2010.

The Company issued a Notice of Default to Canadian Sahara on September 16, 2010 due to Canadian Sahara’s failure to pay its share of costs, plus interest, incurred after April 1, 2010.  Under the terms of the JOA, Canadian Sahara had a period of 30 days from the date of the default notice, or until October 16, 2010, to cure its default.

Canadian Sahara failed to cure its default by October 16, 2010 and as a result, Canadian Sahara was notified that the Company is exercising its option to require that Canadian Sahara completely withdraw from the JOA and the EPSA governing the Block, thereby forfeiting its 50% working interest to the Company.  In response, Canadian Sahara had advised that it had filed for creditor protection under the Bankruptcy and Insolvency Act (“BIA”) and made a proposal to its creditors (including the Company) as an insolvent person under the BIA.  The effect of this filing was to put a 30 day hold, which may be extended by the court, on the Company’s foreclosure on Canadian Sahara’s interest.

On November 26, 2010 the court ruled in the Company’s favor, dismissing the BIA protection and lifting the stay protecting Canadian Sahara. As a result, the Company exercised its option to require that Canadian Sahara completely withdraw from the 7th of November Block thereby forfeiting its 50% working interest to the Company. The Company is currently seeking a partner to jointly explore the 7th of November Block and is exploring other alternatives to finance its activities. Without additional sources of capital, funding 100% of the costs of the 7th of November Block could adversely affect the Company’s capital program elsewhere.

Canadian Sahara owed the Company US$6.3 million in outstanding costs, plus interest, associated with its 50% working interest in the 7th of November Block. In view of Canadian Sahara’s default, the Canadian Sahara receivable of US$6.3 million has been re-allocated to property, plant and equipment (US$2.9 million) and prepaid expenses and deposits (US$3.4 million).

	d)	Litigation and claims

In December 2009, a class action lawsuit was commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. In addition, in May and June 2010, two proposed class action lawsuits were commenced in the Ontario Superior Court of Justice. The actions are made against different groups of former executives and directors of the Company. One of the actions alleges oppression and improper option granting practices and includes the Company and Challenger, a wholly owned subsidiary of the Company, as defendants. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. The class action lawsuits purport to be brought on behalf of purchasers of common shares of the Company from January 14, 2008 to February 17, 2009.

2010 FS	Page 31

19.	Contingencies and commitments (continued)

On October 25, 2010, a memorandum of understanding (“MOU”) was entered into whereby the parties to the class action lawsuits and the former executive officers agreed to settle the Litigation upon the terms and conditions set forth in the MOU, subject to court approval and all other conditions to the settlement to be mutually agreed upon in a final stipulation of settlement (the “Stipulation”).

Under the terms of the MOU, the parties have agreed that the Stipulation will provide, among other things, for the full and final disposition of the Litigation, with prejudice and without costs, by the establishment of a US$5.2 million settlement fund by the Defendents’ insurers for the benefit of a settlement class which shall consist of all those who purchased securities of the Company between January 14, 2008 and February 17, 2009.  Pending the negotiation and execution of the Stipulation, the parties to the Litigation will ask the presiding courts to continue the stay of all proceedings in the Litigation, except as necessary to consummate the settlement. While the Company believes that the stipulation will ultimately be consummated, no assurance can be provided.

The Defendents continue to deny any and all liability under securities laws and that they committed any violations of law or engaged in any wrongful acts, and that the settlement is being agreed to in order to eliminate the burden and expense of further litigation.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

	e)	Lease obligations
At December 31, 2010, the Company is committed to future payments for office leases and equipment. Payments required under these commitments for each of the next five years are as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
Office rent	1,985	1,429	168	--	--	--	3,582
Equipment	11	8	--	--	--	--	19
	1,996	1,437	168	--	--	--	3,601

2010 FS	Page 32

20.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian GAAP which differs in some respects with U.S. GAAP. Significant differences in accounting principles that impact the Company’s financial statements are described below:

For the years ending December 31	2010	2009	2008
($ thousands, except per share amounts)

Net loss in accordance with Canadian GAAP, as reported	(98,000)	(53,321)	(23,758)
Flow through shares
Income taxes	--	(1,626)	(2,086)
Change in fair value of warrants	--	121	3,826
Change in fair value of derivative liabilities	(5,099)	--	--
Related party property acquisitions
Depletion, amortization and accretion expense	243	266	325
Income taxes	(68)	(77)	(96)
Ceiling test
Write down of petroleum and natural gas properties	38,756	(23,927)	(76,913)
Income taxes	(10,852)	6,939	22,689
Depletion, depreciation and accretion expense	15,151	20,732	7,956
Income taxes	(4,242)	(6,012)	(2,347)
Change in valuation allowance on deferred income taxes	15,162	(11,604)	(18,345)
Loss on exchange of preferred shares	172	--	--
Convertible preferred share treatment	(675)	(1,440)	4,569
Net loss in accordance with U.S. GAAP	(49,452)	(69,949)	(84,180)
Convertible preferred share treatment	(2,533)	(669)	(1,149)
Net loss attributable to common shareholders in accordance with U.S. GAAP	(51,985)	(70,618)	(85,329)
Net Income (loss) from discontinued operations in accordance with U.S. GAAP	(35,676)	39,079	3,073
Net loss from continuing operations attributable to common shareholders in accordance with U.S. GAAP	(16,309)	(109,697)	(88,402)
Net loss per share in accordance with U.S. GAAP
Basic and diluted from continuing operations	($0.27)	($3.10)	($2.93)
Basic and diluted from discontinued operations	($0.58)	$1.10	$0.10
	($0.85)	($2.00)	($2.83)
See accompanying notes to the audited consolidated financial statements

The application of U.S. GAAP results in differences to the following balance sheet items:

	December 31, 2010		December 31, 2009
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	152,085	103,244	158,204	55,213
Convertible preferred shares liability	14,797	--	15,301	--
Derivatives liabilities	--	5,099	--	--
Future income tax liability	--	--	--	--
Share capital	339,183	382,606	280,561	324,060
Share capital – preferred shares	--	11,966	--	9,433
Shareholders equity – warrants	303	--	76	--
Contributed surplus	29,452	23,972	26,923	21,443
Equity portion of preferred shares	12,682	--	1,969	--
Deficit, opening	(99,334)	(232,430)	(46,013)	(161,812)
Incremental equity on exchange of preferred shares	(11,016)	--	--	--
Deficit, closing	(208,350)	(284,415)	(99,334)	(232,430)

2010 FS	Page 33

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

	(b)	Related party property acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

	(c)	Ceiling test

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs (in 2008 constant pricing was used), plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties. The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

During the twelve months ended December 31, 2010, the Company applied ceiling tests to its petroleum and natural gas properties. Under Canadian GAAP, the application of these tests required impairment adjustments of $38.8 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.

During the twelve months ended December 31, 2010, under U.S. GAAP the Company applied full cost ceiling tests which required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required an impairment adjustment of $57.5 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.

During the twelve months ended December 31, 2009, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $81.4 million pre-tax adjustment ($57.8 million after tax) to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

During the twelve months ended December 31, 2008, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $76.9 million pre-tax reduction ($54.2 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

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20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(d)	Valuation allowance on deferred income tax assets

This adjustment reflects the accounting of an additional valuation allowance on the deferred income tax assets for U.S. GAAP purposes arising from the differences in the accounting values due to the write downs of petroleum and natural gas properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

	(e)	Preferred shares

Prior to December 31, 2008, the Company had reviewed the convertible preferred shares and their treatment under ASC Topic 480 (formerly SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) and ASC Topic 815 (formerly SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”). While the shares are redeemable they are not mandatorily redeemable as defined by ASC Topic 480 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with ASC Topic 815 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under ASC Topic 815. The convertible preferred shares would be considered “conventional”; accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

On January 1, 2009, the Company adopted the provisions of ASC Topic 815-40 (formerly EITF 07-5 “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock") as of January 1, 2009.  As a result of the adoption, the convertible preferred shares no longer were considered “conventional” as they are denominated in U.S. dollars. The Company was required to determine the fair value of the conversion option (including the impact of the foreign exchange) as at the date of issue. The fair value of the conversion option is recorded as an embedded derivative liability that is adjusted to fair value at each reporting date for U.S. GAAP purposes.  The fair value of the conversion option as at February 1, 2006, January 1, 2009 and December 31, 2009 was $7.2 million, $nil and $nil respectively.  This results in an adjustment to opening deficit as at January 1, 2009 of $7.2 million with a corresponding decrease to the carrying amount of the preferred shares in equity. There is no impact on the statement of operations during 2009 as a result of this change in accounting policy.

On February 3, 2010, the Company exchanged the Series A cumulative redeemable convertible preferred shares for Series B preferred shares (note 10). As the exchange was not considered a modification for U.S. GAAP accounting purposes, the effective interest rate used to calculate accretion has been adjusted prospectively. In addition to the exchange of shares, the Company also issued 500,000 common share purchase warrants. Under Canadian GAAP, the exchange was accounted for as an extinguishment with a loss recognized on the exchange. Under U.S. GAAP, because the Series B preferred shares and the common share purchase warrants are denominated in a currency other than the Company’s functional currency, the preferred share conversion option and the warrants are considered derivative liabilities. Under Canadian GAAP, the conversion option and warrants are recorded as a component of shareholders’ equity and are not subsequently marked to market at the end of each period. The derivative liabilities are recorded at fair value on the date of issue and each subsequent reporting period. Changes in the fair value are recorded in the statement of operations.  The fair value of the derivative liabilities were $3.7 million on February 3, 2010 and $5.1 million on December 31, 2010.

	(f)	Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

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20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

Recent Developments in U.S. Accounting

In April 2010, the FASB issued ASU, "Compensation–Stock Compensation (Topic 718)." The amendments clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The implementation of this update did not materially impact the Company’s consolidated financial position, operating results or cash flows.

In July 2010, the FASB issued ASU, "Receivables (Topic 310)." The update is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The implementation of this update did not materially impact the Company’s disclosures.

CASH FLOW PRESENTATION

No subtotal is permitted under U.S. GAAP within cash flow from operating activities on the statement of cash flows.

2010 FS	Page 36